UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response .... 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    001-09164

Phosphate Resource Partners Limited Partnership (Exact name of registrant as specified in its charter)
100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045; (847) 739-1200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Unit (or Depositary Unit) (Title of each class of securities covered by this Form)
Registrant's Guarantee of IMC Global Inc.'s 10.875% Senior Notes due 2013 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certificate or notice date: one (1)

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Phosphate Resource Partners Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 19, 2004	By:	/s/ J. REID PORTER J. Reid Porter Chairman, President and Chief Executive Officer of PRP-GP LLC, the Administrative Managing General Partner of the Registrant

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.

SEC 2069 (8-96)